Platinum Group Metals Ltd.
(Exploration Stage Company)

Consolidated Financial Statements
For the year ended August 31, 2007

Filed: November 29, 2007

A copy of this report will be provided to any shareholder who requests it.

        See accompanying notes to the consolidated financial statements.

Management’s responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of August 31, 2007 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2007.

"R. Michael Jones" Chief Executive Officer	"Frank Hallam" Chief Financial Officer

November 16, 2007
Report of Independent Auditors
To the Shareholders of
Platinum Group Metals Ltd.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Platinum Group Metals Ltd. as of August 31, 2007. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheet of Platinum Group Metals Ltd. as of August 31, 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended August 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of the Company’s financial statements as of August 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of the Company as of August 31, 2006 and the results of its operations and its cash flows for the years ended August 31, 2006 and 2005 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated November 8, 2006.

Internal control over financial reporting

We have also audited Platinum Group Metals Ltd.’s internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP
Vancouver, British Columbia
November 16, 2007

        See accompanying notes to the consolidated financial statements.

Independent Auditors’ Report
Report of Independent Registered Public Accounting Firm

To the Board of Directors of Platinum Group Metals Ltd.

We have audited the consolidated balance sheets of Platinum Group Metals Ltd. (an exploration stage company) as at August 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended August 31, 2006 and the cumulative period from March 16, 2000 to August 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash ﬂows for each of the years in the three year period ended August 31, 2006 and the cumulative period from March 16, 2000 to August 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Independent Registered Chartered Accountants
Vancouver, Canada
November 8, 2006

Comments by auditors on Canada - United States of America reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated November 8, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the change described in Note 2 (f) to the consolidated financial statements. Our report to the shareholders, dated November 8, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Independent Registered Chartered Accountants
Vancouver, Canada
November 8, 2006

PLATINUM GROUP METALS LTD.
(An exploration stage company)

Consolidated Balance Sheets
August 31,

(expressed in Canadian dollars)		2007		2006
ASSETS				
CURRENT				
Cash and cash equivalents	$	12,669,067	$	10,066,801
Short-term investments		2,000,000		-
Marketable securities (Note 4)		210,000		210,000
Amounts receivable (Note 3)		597,989		394,993
Due from WBJV partner (Note 5)		2,991,745		-
Prepaid expenses and other assets		85,456		64,148
Total current assets		18,554,257		10,735,942
PERFORMANCE BONDS		49,411		27,364
INVESTMENT IN WBJV (Note 5)		12,413,426		10,203,453
DUE FROM WBJV PARTNERS		-		626,635
MINERAL PROPERTIES (Note 6)		5,375,656		5,830,797
FIXED ASSETS (Note 7)		371,453		240,250
Total assets	$	36,764,203	$	27,664,441
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	2,288,934	$	2,126,584
Advances from WBJV partner (Note 5)		3,613,919		-
Current portion of capital lease obligation		7,476		6,658
Total current liabilities		5,910,329		2,133,242
LONG-TERM PORTION OF CAPITAL LEASE OBLIGATION		8,435		15,911
Total liabilities		5,918,764		2,149,153
SHAREHOLDERS' EQUITY				
Share capital (Note 8)		52,373,858		39,798,768
Contributed Surplus (Note 9)		3,006,384		1,785,705
Cumulative translation adjustment (Note 5)		(2,365,876)		(658,381)
Deficit accumulated during the exploration stage		(22,168,927)		(15,410,804)
Total shareholders' equity		30,845,439		25,515,288
Total liabilities and shareholders' equity	$	36,764,203	$	27,664,441

CONTINGENCIES AND COMMITMENTS (NOTE 12)
SUBSEQUENT EVENTS (NOTE 16)

APPROVED BY THE DIRECTORS:

"Iain McLean"

Iain McLean, Director

"Eric Carlson"

Eric Carlson, Director

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Operations
(expressed in Canadian dollars)

	Year ended August 31, 2007	Year ended August 31, 2006	Year ended August 31, 2005	Cumulative amount from March 16, 2000 to August 31, 2007 (unaudited)
EXPENSES				
Amortization	$ 125,046	$ 93,906	$ 75,760	$ 361,531
Annual general meeting	82,697	50,563	33,199	229,361
Filing and transfer agent fees	129,803	49,108	84,996	415,279
Foreign exchange loss (gain)	83,292	114,912	(33,692)	181,192
Insurance	62,469	28,683	30,840	156,870
Mineral property costs written off	1,323,222	1,174,325	974,294	6,430,293
Management and consulting fees	690,504	367,891	326,167	2,311,249
News releases, print and mailout	83,999	92,281	416,083	628,261
Office and miscellaneous	230,829	156,795	135,912	819,749
Professional fees	416,945	266,223	193,765	1,487,364
Promotion	193,296	112,721	130,897	622,753
Property investigations	950	850	1,163	129,204
Rent	133,822	100,685	88,090	473,392
Salaries and benefits	1,400,258	904,385	604,260	3,568,739
Shareholder relations	216,597	153,220	75,323	920,352
Stock compensation expense	1,487,661	110,176	1,283,289	3,016,058
Telephone	78,605	44,609	45,197	253,250
Travel	656,965	271,883	258,125	1,550,821
	(7,396,960)	(4,093,216)	(4,723,668)	(23,555,718)
Less interest received and other income (Note 10(b) (c))	640,359	235,236	218,373	1,786,314
Loss before other items	(6,756,601)	(3,857,980)	(4,505,295)	(21,769,404)
Other items:				
Write-down of and equity loss in investment	-	-	127,488	429,275
Gain on sale of marketable securities	-	(5,050)	(51,200)	(47,682)
Loss on sale of fixed assets	1,522	343	7,065	8,930
	1,522	(4,707)	83,353	390,523
Loss for the period before income taxes	(6,758,123)	(3,853,273)	(4,588,648)	(22,159,927)
Future income tax recovery	-	-	793,000	1,737,000
Loss for the period	$ (6,758,123)	$ (3,853,273)	$ (3,795,648)	$(20,422,927)
Basic and diluted loss per common share	$ (0.12)	$ (0.08)	$ (0.10)	
Weighted-average number of common shares outstanding	58,042,450	47,230,202	39,194,947

1.           NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements principally in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company is dependant upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company, however, there is no assurance that sufficient funds can or will be raised.

2.           SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 15.

(a)           Basis of presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company’s 37% working interest in the Western Bushveld Joint Venture (Note 5) is recorded using the equity method.

(b)           Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be amortized over the life of the property based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

(c)           Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less. The Company holds no asset-backed commercial paper.

(d)           Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(e)           Marketable securities and investments

Marketable securities are recorded at the lower of cost or market value.

Short-term investments comprise guaranteed investment certificates with original maturities of more than 90 days.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity and voting interest, are accounted for using the equity method. Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investment therein is adjusted by a like amount.

Provisions for impairment of investments are made, where necessary, to recognize other than temporary declines in value.

(f)           Fixed assets

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment                                                             30%
Computer software                                                                30%
Office furniture and equipment                                            20%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the three year term of the related lease.

(g)           Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation. Based on management’s estimates, the Company has determined that there are no reclamation liabilities as at year end.

(h)           Earnings (loss) per common share

Basic earnings per share is calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares arising upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(i)           Financial instruments

The carrying values of cash and cash equivalents, short-term investments, amounts receivable, performance bonds, due to and from WBJV partners, accounts payable and capital lease obligations reflected in the balance sheet approximate their respective fair values. The fair value of marketable securities is disclosed in note 4.

Currency risk is the risk that the value of the Company’s financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(j)           Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, stock-based compensation and asset retirement obligations. Actual results could differ from those estimates.

(k)	Translation of foreign currencies

The Company’s functional currency is the Canadian dollar. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

The accounts of self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders’ equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

(l)           Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Accordingly, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods. The compensation cost related to stock options granted is recorded in operations.

Cash received on the exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is also transferred to share capital.

(m)	Capital leases

Leases of fixed assets which transfer substantially all the benefits and risks incident to ownership of property to the Company are classified as capital leases.

Capital leases are capitalized by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

(n)	New accounting pronouncements

Financial instruments – recognition and measurement

In January 2005, the CICA issued new Handbook Section 3855 Financial Instruments– Recognition and Measurement, effective for annualand interim periods beginning on or after October 1, 2006. CICA3855 establishes standards for recognizing and measuring financialassets and liabilities and non-financial derivatives. All financial assets,except those classified as held to maturity, and derivative financialinstruments, must be measured at fair value. All financial liabilitiesmust be measured at fair value when they are classified as held for trading,otherwise, they are measured at amortized cost. Investments available for salewill be recorded at fair value with the unrealized gains or losses recordedthrough comprehensive income. For the interim period endingNovember 30, 2007, the Company expects a material impact on itsfinancial statements similar to the impact on comprehensive income forU.S. GAAP purposes (See note 15).

Comprehensive income

In January 2005, the CICA issued new Handbook Section 1530Comprehensive Income and Handbook Section 3251Equity, effective for interim and annual period beginningon or after October 1, 2006. CICA 1530 establishes standards forreporting and presenting certain gains and losses normally not includedin net earnings or losses, such as unrealized gains and losses relatedto available-for-sale securities, in a statement of comprehensive income.CICA 3251 establishes standards for the presentation of equity andchanges in equity as a result of the new requirements in CICA 1530.The Company will include a statement of comprehensive income uponadoption of these sections from September 1, 2007.

3.           AMOUNTS RECEIVABLE

Expenditure advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

4.           MARKETABLE SECURITIES

(a)           MAG Silver Corp.

In 2003 the Company earned a finders’ fee of 200,000 shares of MAG Silver Corp. (“MAG”), a company with two directors and one officer in common with the Company, with an assigned value of $0.50 per share for introducing MAG to certain individuals and mineral properties located in Mexico. During 2003 the Company sold 100,000 of these shares for proceeds of $67,630. The remaining 100,000 MAG shares owned by the Company had a market value of $1,300,000 at August 31, 2007 ($300,000 at August 31, 2006).

(b)           West Timmins Mining Inc.

In 2002 New Millennium granted Sydney Resource Corporation (“SYR”), a company with three directors in common with the Company, an option to earn a 50% interest in New Millennium’s 100% owned Simlock Creek gold project, located in the Cariboo Mining District of British Columbia. On December 2, 2003 the Company and SYR agreed to terminate the Option and the Company then sold the property to SYR outright in exchange for 1,200,000 shares of SYR at a value of $0.20 per share. At August 31, 2006 the Company held 800,001 SYR shares with an aggregate cost of $160,000. Market value for these 800,001 shares at August 31, 2007 was $784,001 ($264,000 at August 31, 2006). SYR was reorganized and named West Timmins Mining Inc. on September 14, 2006.

5.  INVESTMENT IN WESTERN BUSHVELD JOINT VENTURE (THE “WBJV”)

	Aug. 31, 2007	Aug. 31, 2006
Opening Balance	$10,861,834	$5,770,020
Additional investment	3,917,468	5,091,814
Balance before translation	14,779,302	10,861,834
Translation adjustment	(2,365,876)	(658,381)
Ending Balance	$12,413,426	$10,203,453

Details of the assets of the WBJV excluding the property rights contributed by the other venture partners are as follows:

From inception of the joint venture to August 31, 2007 there have been no material earnings or losses as all activities of the joint venture have been in connection with acquiring mineral rights and exploring the properties for minerals.

On October 26, 2004 the Company, through a subsidiary, entered into the Western Bushveld Joint Venture (the “WBJV”) with a subsidiary of Anglo Platinum Limited (“Anglo Platinum”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ (see (ii) (1) and (ii) (2) below). Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Company and Anglo Platinum each acquired an initial 37% working interest in the WBJV, while Africa Wide acquired an initial 26% working interest.

The Company was required to operate and fund an exploration program in the amount of Rand 35 million (Cdn$6.44 million at August 31, 2005) over five years in order to earn its 37% interest in the WBJV. As of April 2006 this requirement had been completed. After Rand 35 million in expenditures were funded by the Company, the parties are required to fund their portion of further expenditures in excess of Rand 35 million pro-rata based on their working interest in the WBJV.

Once a bankable feasibility study has been completed, the respective deemed capital contribution of each party will be credited by adding their contribution of measured, indicated, and inferred PGE ounces from the original contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code. Inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. Ounces contributed to the WBJV by Anglo Platinum in 2007 from a 50% interest in Portion 11 of the Farm Frischgewaagd 96 JQ will receive an equalization credit of US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured four element or “4E” ounce of combined platinum, palladium, rhodium and gold.  Each party will then have the opportunity to contribute additional capital in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” to the JV and by doing so they would be subject to dilution.

The Company has concluded that it has significant influence over the operations of WBJV but not joint control and is therefore recording the investment using the equity method.

The initial exchange of the Company’s pre-existing interests in the Elandsfontein and Onderstepoort properties for the interest in WBJV has been recorded at cost as it represents a non-monetary exchange. The balance paid to date under the Company’s commitment to spend up to Rand 35 million in exploration costs has also been recorded as a cost of the investment.

In September 2006 the Company and WBJV participants Anglo Platinum and Africa Wide approved a cash budget for the WBJV totalling Rand 54,791,662 (approximately C$8.39 million at September 30, 2006). Each party was to fund their pro-rata share of the approved budget by way of three separate cash calls. At August 31, 2007 Anglo Platinum had an unspent contribution balance to the WBJV of Rand 24,517,766 (C$3,613,919) which will be used to fund their pro-rata share of further expenditures on the WBJV. At August 31, 2007 Africa Wide was due to contribute approximately Rand 20,296,777 (C$2,991,745). This amount was recorded as a receivable by the Company at August 31, 2007.

To August 31, 2007 the joint venture does not maintain separate books and records for the WBJV. All receipts, disbursements and net assets, excluding mineral properties contributed by other venturers’, are recorded in the books and records of the Company on behalf of the joint venture. Of the $2,288,934 in accounts payable at August 31, 2007, an amount of $1,724,000 (approximately Rand 11.7 million) was incurred on behalf of the WBJV.

Effective May 31, 2006 the Company concluded that the functional currency of WBJV was the South African Rand as expenditures in the WBJV were principally being incurred in Rand and funded by advances from the venturers which were denominated in Rand. The Company therefore considers its equity investment in the WBJV to be self sustaining and it translates its share of net equity of WBJV using the current rate method with translation gains and losses included in cumulative translation adjustment as a separate component of shareholder’s equity.

(a)	Elandsfontein interest

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of Rand 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. A dispute arose with the Vendors as to the purchase price and the matter was referred for Expert Determination as provided for in the option agreement.

In 2005 the Company and the Vendors reached agreement whereby the Company purchased all surface and mineral rights to the property in exchange for Rand 7.0 million (approximately C$1.4 million). In September 2005 the Company was granted a “New Order” prospecting permit under the new Mineral and Petroleum Resources Development Act (2002) over the Elandsfontein property.

(b)	Onderstepoort interest

During 2003 the Company entered into several option agreements to acquire mineral rights on seven portions of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company could earn 100% of the mineral rights over certain portions and 50% of the mineral rights over the balance. To earn its interests the Company was required to make aggregate prospecting and option payments over time to the vendors of Rand 12.44 million (approximately C$2.24 million) ending April 2008. Of this amount Rand 834,000 was paid. The Company now holds New Order prospecting permits on all of these farm portions.

During 2007 the Company negotiated and executed the buy-out and cancellation of one of the option agreements described above to acquire a 50% undivided interest in two farm portions in exchange for 50,000 common shares of the Company valued at $230,000. The Company also negotiated an agreement in principle to buy-out and cancel all of the remaining option agreements for all remaining farm portions for one additional payment of 50,000 shares. The documentation to execute this second agreement has still to be finalized. By negotiating the buy-out and cancellation of these option agreements the Company will eliminate all future option payments for this property while keeping the property under its control with regard to the mineral rights as granted to it by the Government of South Africa under New Order prospecting permits.

6.           MINERAL PROPERTIES

(a)           Republic of South Africa

(i)           War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to August 31, 2007 total $3,394,062 (August 31, 2006 - $3,037,933).

The Company may purchase 100% of these mineral rights at any time for US$690 per hectare. The Company has also agreed to pay prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Under the new Mineral and Petroleum Resources Development Act (2002), which became effective in May 2004, Old Order permits were to be converted into New Order permits during a transition period. This process is now complete for the War Springs and Tweespalk properties. The June 3, 2002 option agreement provides for amendments as may be needed to maintain the parties in the same commercial position as they were in under the preceding mineral legislation and such amendments are yet to be completed.

Black Economic Empowerment groups Africa Wide and Taung Minerals (Pty) Ltd. each have acquired a 15% interest in the War Springs project carried to bankable feasibility. The Company’s retains a net 70% project interest.

Africa Wide also has a 30% participating interest in the Tweespalk property. The Company has not recorded a receivable for Africa Wide’s share of costs to date, which at August 31, 2007 are calculated to be $334,727 (August 31, 2006 - $253,783). The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

 (b)           Ontario

 (i)           Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(ii)           South Legris

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. The Company wrote off $587,369 in deferred acquisition and exploration costs related to the property at August 31, 2004. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(iii)           Moss Lake

On August 5, 2004 the Company optioned a 100% property interest in the Moss Lake property located near Thunder Bay, Ontario for optional cash payments of $85,000 over 3 years ($25,000 paid) and optional share payments of 40,000 common shares (none paid) over 3 years. The Company terminated the Moss Lake option as of August 31, 2006 resulting in a write-off of $158,855.

(iv)           Seagull

On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario by completing certain exploration expenditures, by making cash payments and by completing a bankable feasibility study and providing or arranging production financing. The Company terminated the Seagull option as of February 28, 2006 resulting in a write-off of $785,288.

(v)  Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

(vi)           Agnew Lake

The Company has earned a 99% interest in certain claims located near Sudbury, Ontario known as the Agnew Lake property subject to a 2% royalty interest payable to the original vendor.The Company optioned the Agnew Lake property to Pacific Northwest Capital Corporation (“PFN”) on June 18, 2000. On June 22, 2001, the Company and PFN optioned their property interests to Kaymin Resources Limited (“Kaymin”), a subsidiary of Anglo Platinum Limited. At August 31, 2004, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $3,140,805 to be performed through the joint venture arrangement with PFN and Kaymin. At August 31, 2005 the project was not active and the Company wrote off its remaining investment in the property amounting to $276,852. Kaymin has vested as to a 26.17% interest in the property in accordance with the terms of their option agreement. PFN has terminated their option on the property and retains no working interest.

(vii)           Lakemount

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the Lakemount property located near Wawa, Ontario. Exploration results on the project to date have been of interest, but in light of certain title deficiencies and a complex title chain, the Company has abandoned the project. During the current year, deferred acquisition and exploration costs relating to the project in the amount of $1,323,222 have been written off.

 (c)           Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

7.           FIXED ASSETS

8.           SHARE CAPITAL

(a)           Authorized

Unlimited common shares without par value

(b)           Issued and outstanding

At August 31, 2007 there were 60,988,747 shares outstanding.

During the year ended August 31, 2007:

(i)	6,333,194 share purchase warrants were exercised for proceeds of $11,454,791 and 914,375 stock options were exercised for proceeds of $625,575.

(ii)
the Company issued 50,000 common shares in connection with the acquisition of mineral properties at a fair value of $230,000. A filing fee of $2,258 related to this issue of shares was paid by the Company.

During the year ended August 31, 2006:

(iii)	the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $40,000.

(iv)	843,047 share purchase warrants were exercised for proceeds of $1,181,305 and 164,500 stock options were exercised for proceeds of $117,750.

(v)
the Company closed non-brokered private placements for 2.2 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of 18 months until April 13-21, 2007. Filing fees of $7,000 and a finder’s fee of $45,704 related to this financing were paid by the Company in cash.

(vi)
the Company closed a non-brokered private placement for 1.7 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of two years until March 6, 2008. Filing fees of $7,532 related to this financing were paid by the Company in cash.

(vii)
the Company closed a brokered private placement for 5.6 million units at a price of $1.80 per unit. Each unit consisted of one common share and one half a common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until March 31, 2007 at a price of $2.10 per share. Agent’s fees amounted to 7.0% of gross proceeds, which totalled $705,600, which was paid in cash. The Agents’ legal and other costs totalling $56,000 were paid by the Company. The Company also paid $23,498 as a filing fee.

During the year ended August 31, 2005:

(viii)	the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $28,000.

(ix)	2,469,949 share purchase warrants were exercised for proceeds of $2,272,462 and 903,000 stock options were exercised for proceeds of $508,850.

(x)
the Company closed brokered private placements for gross proceeds of $6,259,900 on April 14, 2005. Proceeds of $259,901 were from the sale of 173,267 flow-through shares at $1.50 per share and $6,000,000 was from the sale of 5,000,000 non-flow-through units at $1.20 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until October 14, 2006 at a price of $1.50 per share. Agent’s fees amounted to 7.0% of gross proceeds, which totalled $438,193, which was paid in cash. The Agents’ legal and other costs totalling $24,229 were paid by the Company. The Company paid $47,000 to its lawyers for legal costs relating to the private placement, $20,000 for consulting services, and $29,500 as a filing fee. The Agents also received 517,327 compensation options exercisable into common shares of the Company at a price of $1.50 per share until October 14, 2006.

(c)           Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant. Stock options granted to certain employees of the Company vest on average at an amount of 25% per six month period, while stock options granted to other employees, directors and officers are subject only to a four month initial hold period.

The following tables summarize the Company’s outstanding stock options:

The weighted average exercise price of the exercisable options at year end was $1.49.

(i)
During the year ended August 31, 2007 the Company granted 1,265,000 stock options to employees. The Company has recorded $1,487,661 of compensation expense relating to stock options granted or vested in this period.

The following weighted average assumptions were used in valuing stock options granted during the year:

(ii)
During the year ended August 30, 2006 the Company granted 220,000 stock options to employees. The Company has recorded $110,176 of compensation expense relating to stock options granted in the year ended August 30, 2006.

The following weighted average assumptions were used in valuing stock options granted during the year:

(iii)
During the year ended August 31, 2005 the Company granted 2,046,000 stock options to directors, officers, employees and consultants, (30,000 of which were cancelled during the same period). The Company has recorded $1,283,289 of compensation expense relating to stock options granted during the year ended August 31, 2005.

The following weighted average assumptions were used in valuing stock options granted during the year:

(d)	Share purchase warrants

All of the outstanding warrants expire on March 6, 2008.

9.           CONTRIBUTED SURPLUS

The following table summarizes the Company’s Contributed Surplus:

10.           RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)
Management, salary, consulting fees, and Director’s fees of $500,821 (2006 - $354,710, 2005 - $278,401) were incurred with directors during the year. At August 31, 2007, $21,869 was included in accounts payable (2006 - $7,600).

(b)
The Company received $138,210 (2006 - $135,340, 2005 - $134,757) during the year from MAG Silver Corp. (“MAG”), a company with two common directors and a common officer, under the terms of a 2003 service agreement for administrative services.

(c)
During the year the Company accrued or received payments of $67,200 (2006 – $27,300) from West Timmins Mining Inc. (“WTM”), a company with three common directors and a common officer, for administrative services. Accounts receivable at the end of the year includes an amount of $16,895 due from WTM for both administration fees due ($9,540) and other trade receivables ($7,355).

(d)
During the year ended August 31, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director. During the year ended August 31, 2007 the Company accrued or paid Anthem $66,684 under the office lease agreement (2006 - $62,333).

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

11.           INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

At August 31, 2007, the Company has non-capital loss carryforwards available to offset future taxable income in Canada of $9.2 million, which expire at various dates from 2008 to 2027.

12.           CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as its South African subsidiary commitments, are as follows as at August 31, 2007.

13.           SUPPLEMENTARY CASH FLOW INFORMATION

(a)           Net change in non-cash working capital

(b)           Cash and cash equivalents

Cash and cash equivalents consist of the following:

14.           SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Investment in joint ventures, fixed assets, capitalized costs for mineral rights and deferred exploration relate to properties situated as follows:

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The significant differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are summarized as follows:

(a)           Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore if the Company considers such costs to have the characteristics of capital assets. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves. For US GAAP purposes the Company has expensed exploration expenditures in the period incurred. The Company believes that these cash expenditures under US GAAP are also more appropriately classified as cash operating activities as they were funded by the Company in the respective periods.

(b)           Investment in WBJV

Under Canadian and US GAAP the Company accounts for this investment using the equity method. Under US GAAP the equity loss from the investment is higher as WBJV expenses exploration expenses under US GAAP, whereas under Canadian GAAP these expenditures are capitalized in WBJV.

During the year ended August 31, 2007 and 2006 the Company incurred $3,625,104 and $4,998,447 respectively in exploration expenditures on behalf of the WBJV and recorded a share of equity loss from the WBJV of a corresponding amount.

 (c)           Flow-through shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (“FASB”) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance.

Furthermore, under US GAAP, the amounts received through the issuance of flow-through shares and not yet expended on the related mineral exploration costs are separately classified as restricted cash. Such amounts unexpended at August 31, 2007 and 2006 totalled approximately $Nil and $123,790, respectively.

(d)           Accounting for stock-based compensation

On September 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS 123 (R)), which requires the recognition of compensation expense for all share-based payment awards. SFAS 123 (R) requires the Company to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of such award will be recognized over the period during which services are provided in exchange for the award, generally the vesting period. The Company adopted SFAS 123 (R) using the modified prospective transition method. Under this method, compensation expense recognition provisions are applicable to new awards and to any awards modified, repurchased or cancelled after the adoption date. Additionally, for any unvested awards outstanding at the adoption date, compensation cost is recognized over the remaining service period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior periods are not restated for comparative purposes.

FASB Interpretation 44 states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised. Consequently, 65,000 stock options issued to employees and directors that were repriced on March 6, 2002 are considered variable and any increase in the market price over the reduced exercise price must be recognized as compensation cost. As at August 31, 2006, the market price of the Company’s common shares was $1.80 per share (2005 - $1.15) resulting in compensation (recovery) expense of $50,200 (2005 - $(37,800); 2004 - $125,510). At August 31, 2007 none of these options remained outstanding.

(e)           Comprehensive income

SFAS No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The impact of SFAS No. 130 on the Company’s financial statements is as follows:

(f)            Recent accounting pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adoption of FIN 48 will have on its financial condition or results of operations.

In September 2006, the SASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

16. SUBSEQUENT EVENTS

Subsequent to August 31, 2007, 463,000 common shares were issued pursuant to the exercise of 463,000 stock options at prices between $0.50 per share and $2.57 per share for aggregate proceeds of $536,500. In October 2007, there were 150,000 incentive stock options granted at a price of $4.15 per share and 1,097,500 incentive stock options granted at a price of $4.40 per share.